      As filed with the Securities and Exchange Commission on October 13, 1999
                                  Registration No.  333-83173

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                             ----------------------
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                         ANDREA ELECTRONICS CORPORATION
             (Exact name of registrant as specified in its charter)

        NEW YORK                                              11-0482020
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                           Identification No.)


                             45 MELVILLE PARK ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 719-1800
                                 --------------
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
            -------------------------------------------------------

                                 JOHN N. ANDREA
                  CO-CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER
                         ANDREA ELECTRONICS CORPORATION
                             45 MELVILLE PARK ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 719-1800
                                 --------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               with a copy to:
                             ALAN L. JAKIMO, ESQ.
                               BROWN & WOOD LLP
                            ONE WORLD TRADE CENTER
                          NEW YORK, NEW YORK  10048
                                (212) 839-5300

                            ------------------------
Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
                                            Proposed
                                            Maximum      Proposed
                                            Offering     Maximum
Title of                       Amount        Price      Aggregate     Amount of
Shares to be                    to be         Per        Offering   Registration
Registered                   Registered       Unit        Price         Fee
--------------------------------------------------------------------------------
Common Stock                   366,931      $6.75(1)    $2,476,785    $689.00(2)

--------------------------------------------------------------------------------



(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based on the average of the high and low prices as quoted on the American Stock
     Exchange on October 8, 1999.

(2) Does not include $4,988.00 previously paid in respect of 2,796,869 shares of Common Stock.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                     (Subject to Completion, October 13, 1999)


PROSPECTUS

                        ANDREA ELECTRONICS CORPORATION
                             45 Melville Park Road
                            Melville, New York  11747


                               3,163,800 Shares


                                 COMMON STOCK
                          (Par Value $.50 Per Share)


     This Prospectus relates to 3,163,800 shares of common stock, par value $.50 per share, of Andrea Electronics Corporation, a New York corporation, which may be sold from time to time by the selling stockholders named herein, or their transferees, pledgees, donees or successors. Such shares of common stock are comprised of (i) 2,581,680 shares which may be issued subsequent hereto upon conversion of our Series B Convertible Preferred Stock, par value $0.01 per share, and upon the exercise of a warrant granted to one of the selling stockholders and (ii) 582,120 shares of common stock which are currently outstanding and were issued in connection with the Company's acquisition in May 1998 of Lamar Signal Processing, Ltd. The Series B Convertible Preferred Stock and related warrant were issued and sold on June 18, 1999 to a selling stockholder named herein (the "Series B Holder"), pursuant to a Securities Purchase Agreement, dated June 11, 1999, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. The holder of the Series B Convertible Preferred Stock and related warrant and the holders of the common stock that are outstanding are named herein under the caption "Selling Stockholders."


     The Series B Convertible Preferred Stock becomes convertible into common stock according to a vesting schedule, with 12.5% of the shares becoming convertible on October 17, 1999 and an additional 12.5% becoming convertible at the end of each succeeding 30-day period, subject to acceleration upon the occurrence of certain events. Each share of Series B Convertible Preferred Stock has a stated value of $10,000 plus an additional amount equal to 4% per annum, which sum is convertible into common stock at a conversion price equal to the lower of $8.775 and the average of the two lowest closing bid prices of the common stock during the 15 consecutive trading days immediately preceding any conversion date, subject to certain adjustments which are triggered upon, among other things, certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the fixed conversion price in effect. See "Risk Factors--Shares Eligible For Future Sale May Have An Adverse Effect On Market Price; You May Experience Substantial Dilution." The 4% per annum additional amount with respect to each share of Series B Convertible Preferred Stock may, at our option, be paid in cash at the time of conversion. The Series B Convertible Preferred Stock pays no dividends, has no-voting rights and will convert automatically into common stock at the applicable conversion price then in effect on June 18, 2004, to the extent any shares of such Series B Convertible Preferred Stock re main outstanding. The warrant has an exercise price of $8.775 per share and expires on June 18, 2004.

     We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this Prospectus and the related Registration Statement.

     The shares are being registered to permit public secondary trading of them and may be offered and sold from time to time by the selling stockholders. The selling stockholders, or pledgees, donees, transferees, or other successors in interest, may sell the common stock from time to time on the American Stock Exchange ("AMEX"), in the over-the-counter market, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. See "Plan of Distribution."

     We can not assure you that the selling stockholders will sell all or any portion of the common stock offered hereby.


     Our principal executive offices are located at 45 Melville Park Road, Melville, New York, 11747. Our telephone number is (516) 719-1800. The closing price of our common stock on AMEX on October 8, 1999 was $6.75.


INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ THE "RISK FACTORS" SECTION OF THIS PROSPECTUS. IT BEGINS ON PAGE 9.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is October __, 1999

                               TABLE OF CONTENTS


                Where You Can Find More Information......   3
                Incorporated Documents...................   4
                Certain Information Regarding The
                Series B Convertible Preferred Stock.....   5
                The Company..............................   7
                Forward-Looking Statements...............   8
                Risk Factors.............................   9
                Use of Proceeds..........................  16
                Selling Stockholders.....................  16
                Description of Capital Stock.............  18
                Plan of Distribution.....................  23
                Legal Matters............................  25
                Experts..................................  25

                                   __________

You should only rely on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized any person to provide you with any information that is different. If anyone provides you with different or inconsistent information you should not rely on it. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of this Prospectus.

The information in this Prospectus may not contain all of the information that may be important to you. You should read the entire Prospectus, as well as the documents incorporated by reference in the Prospectus, before making an investment decision. All references to "we", "us", "our", "Andrea" or the "Company" in this Prospectus mean Andrea Electronics Corporation and its subsidiaries.

"Andrea Anti-Noise", "Andrea QuietWare", and "Technology Enhancing Communications" are registered trademarks of Andrea. "Andrea DSDA" is a trademark of Andrea. All other trademarks in this Prospectus are the trademarks of their respective owners.

                     WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") using the Commission's EDGAR system. You may inspect these documents and copy information from them at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

     We have filed a registration statement with the Commission relating to the offering of the common stock. The registration statement contains information which is not included in this Prospectus. You may inspect or copy the registration statement at the Commission's public reference facilities or its Web site.

     We furnish our stockholders with annual reports containing audited financial statements and with such other periodic reports as we from time to time deem appropriate or as may be required by law.

     Our common stock is listed on AMEX under the symbol "AND."

                         INCORPORATED DOCUMENTS

     We have filed the following documents with the Commission. We are incorporating these documents in this Prospectus, and they are a part of this Prospectus.

     (1)   Our Annual Report on Form 10-K for the fiscal year ended
           December 31, 1998 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 1999 Annual Meeting of Stockholders);

     (2) Our Quarterly Reports on Form 10-Q for the three month period ended March 31, 1999 and for the three and six month periods ended June 30, 1999;

     (3)   Our Current Reports on Form 8-K, dated March 1, 1999,
           May 7, 1999 and June 22, 1999; and

     (4) The description of our common stock, par value $.50 per share, contained in (i) our registration statement filed under the Exchange Act of 1934, as amended, No. 1-4324, as declared effective on February 28, 1967, (ii) Article Third of our Restated Certificate of Incorporation filed as Exhibit 3.1 to our Current Report on Form
           8-K dated November 30, 1998 and (iii) any subsequent amendment(s) or report(s) filed for the purpose of updating such description.


     We are also incorporating by reference in this Prospectus all documents which we file pursuant to Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended after the date of this Prospectus. Such documents are incorporated by reference in this Prospectus and are a part of this Prospectus from the date we file the documents with the Commission.

     If we file with the Commission any document that contains information which is different from the information contained in this Prospectus, you may rely only on the most recent information which we have filed with the Commission.

     We will provide a copy of the documents referred to above without charge if you request the information from us. Requests for such copies should be directed to us at our principal executive offices at Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York, 11747, attention: Secretary or (516) 719-1800.

     CERTAIN INFORMATION REGARDING THE SERIES B CONVERTIBLE PREFERRED STOCK

     The 750 shares of Series B Convertible Preferred Stock and related warrant for 75,000 shares of common stock were issued and sold on June 18, 1999 to HFTP Investment LLC (the "Series B Holder"), pursuant to a Securities Purchase Agreement, dated June 11, 1999, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. See "Selling Stockholders."

     The shares of Series B Convertible Preferred Stock become convertible into common stock according to a vesting schedule, with 12.5% of the shares becoming convertible on October 17, 1999 and an additional 12.5% becoming convertible at the end of each succeeding 30-day period, subject to acceleration upon the occurrence of certain events. To the extent any of the 750 shares of Series B Convertible Preferred Stock outstanding remain outstanding on June 18, 2004 (subject to extension), such shares will convert automatically into common stock at the applicable conversion price then in effect on such date to the extent any shares remain outstanding. See "Description of Capital Stock -- Preferred Stock".

     Each share of Series B Convertible Preferred Stock is convertible into that number of shares of common stock equal to (i) $10,000 plus an additional amount of 4% per annum, divided by (ii) the applicable conversion price. The applicable conversion price is the lesser of a fixed conversion price or a variable conversion price. The fixed conversion price for the outstanding shares of Series B Convertible Preferred Stock is $8.775. The variable conversion price is equal to the average of the two lowest closing bid prices of the common stock for the fifteen (15) consecutive trading days immediately before the date of conversion. The number of shares of common stock issuable upon conversion is subject to adjustment, among other things: for stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the fixed conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the fixed conversion price, other than for certain previously outstanding securities and certain excluded securities.


    Because the variable conversion price of the Series B Convertible Preferred Stock is a function of the market price of the common stock upon conversion, there is no ceiling on the number of shares of common stock into which the Series B Convertible Preferred Stock may be converted and, in such respect, the lower the price of the common stock at the time the holder converts, the greater number of shares of common stock received upon conversion. However, the Series B Convertible Preferred Stock and the warrant issued in connection therewith are convertible or exercisable by the Series B Holder only to the extent that the number of shares of common stock thereby issuable, together with the number of shares of common stock owned by the Series B Holder and its affiliates (but not including shares of common stock underlying unconverted or unexercised options, warrants or convertible securities) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Further, in the event that, on a cumulative basis, the shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock would exceed 19.9% of our common stock outstanding on June 18, 1999, approval of our shareholders would be required. See "Description of Capital Stock -- Preferred Stock".

     The table below sets forth the identity of the sole Series B Holder, the number of shares of Series B Convertible Preferred Stock owned by the Series B Holder, the number of shares of common stock issuable upon conversion of all such Series B Convertible Preferred Stock (without regard to any limitations on conversion) and the percentage of outstanding common stock represented by the shares issuable upon conversion. The "Shares of Common Stock Issuable
Upon Conversion" column assumes a conversion date of September 10, 1999. The "Percentage of Outstanding Common Stock" column is based on 13,232,538 shares of common stock outstanding as of September 10, 1999 and does not give effect to any limitations on conversion.

                            Shares Of         Shares Of
                          Series B Stock    Common Stock     Percentage Of
                           Beneficially     Issuable Upon     Outstanding
Series B Stockholder          Owned          Conversion(1)    Common Stock
--------------------      --------------    -------------    -------------
HFTP Investment LLC(2)        750             1,424,760           10.8%(3)


-------------------

 (1) Computed by dividing the per share stated value of $10,000 plus an additional amount of 4% per annum, by a conversion price of $5.3125 which such conversion price is equal to the lower of (i) a fixed conversion price of $8.875 and (ii) a variable conversion price equal to the average of the two lowest closing bid prices of the common stock during the fifteen consecutive trading days immediately preceding September 10, 1999, the assumed conversion date. This column also assumes that the additional amount per share is paid in common stock, rather than in cash. See "Description of Capital Stock -- Preferred Stock".

 (2) Promethean Investment Group LLC is the investment manager of HFTP Investment LLC and consequently has voting control and investment discretion over securities held by HFTP Investment LLC. Promethean Investment Group LLC is indirectly controlled by James F. O'Brien. Each of Mr. O'Brien and Promethean Investment Group LLC disclaims beneficial ownership of the shares beneficially owned by HFTP Investment LLC.


 (3) The Series B Holder is prohibited from converting its holdings of the Series B Convertible Preferred Stock if after giving effect to such conversion it would beneficially own in excess of 4.99% of the outstanding shares of our common stock following such conversion and, in the event that, on a cumulative basis, the shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock would exceed 19.9% of our common stock outstanding on June 18, 1999, approval of our shareholders would be required. See "Description of Capital Stock -- Preferred Stock".


     The following table illustrates as of September 10, 1999 the varying amounts of shares of common stock issuable upon conversion of all 750 shares of Series B Convertible Preferred Stock at the indicated conversion prices (without regard to any limitations on conversion) and assuming that the 4% additional amount is paid in shares of common stock:


                                          Number of Shares
                                          of Common Stock       Percentage of
                                          Issuable Upon         Outstanding
             Conversion Price             Conversion            Common Stock(1)
             ----------------             ---------------       ---------------
                 $4.00                     1,892,260               14.3%
                 $4.725(2)                 1,601,913               12.1%
                 $5.00                     1,513,808               11.4%
                 $6.00                     1,261,506                9.5%
                 $7.00                     1,081,291                8.2%
                 $8.00                       946,130                7.2%
                 $8.775(3)                   862,568                6.5%

----------------


 (1) Based on 13,232,538 shares of common stock outstanding as of September 10, 1999. The Series B Holder is prohibited from converting its holdings of the Series B Convertible Preferred Stock if after giving effect to such conversion it would beneficially own in excess of 4.99% of the outstanding shares of our common stock following such conversion and, in the event that, on a cumulative basis, the shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock would exceed 19.9% of our common stock outstanding on June 18, 1999, approval of our shareholders would be required.. See "Description of Capital Stock -- Preferred Stock".


 (2) Until June 18, 2000, if the conversion price for the shares submitted for conversion is less than or equal to $4.725 per share, we may redeem the shares of Series B Convertible Preferred Stock submitted for conversion. See "Description of Capital Stock -- Preferred Stock".

 (3)  The maximum conversion price.

                                THE COMPANY

     We are engaged in the development, manufacture and marketing of our Andrea Anti-Noise family of electronic headsets and handsets with noise canceling and noise reducing features. Noise cancellation enhances voice-activated computing, computerized speech recognition, and computer and Internet telephony. Noise reduction enhances the quality of sound heard in noisy environments and can also be used as a means of environmental sound control. We commercially introduced our noise cancellation products in 1995. We are also developing a new line of Andrea DSP products with digital signal processing features. We introduced our first digital signal processing product, the Andrea Digital Super Directional Array ("Andrea DSDA") at the end of fiscal year 1998.

     Our strategy is to maintain and extend our position in the market in noise cancellation and noise reduction technologies and products. We intend to continue to broaden our Andrea Anti-Noise product line with our existing Andrea Anti-Noise technologies and to introduce new products based on our digital signal processing technology currently under development.

     To leverage our research and development resources and direct sales efforts, we collaborate with large enterprises in software publishing and computer manufacturing and are seeking to increase on a global scale our relationships with large retail chains and distributors.

     The success of our strategy will depend on our ability to:

     -   increase sales of our line of existing Andrea Anti-Noise products;

     - introduce additional Andrea Anti-Noise products and new Andrea DSP products;

     - maintain the competitiveness of our technologies through further research and development; and

     -   achieve widespread adoption of our products and technologies.

We cannot assure you that we will be able to accomplish these objectives.

     We have been engaged in the electronic communications industry since 1934. For several decades prior to our entry into the voice-activated computing market in the 1990's, our primary business was selling intercom systems for military and industrial use. We continue to manufacture replacement parts for these systems, but we do not expect revenue from this business to increase materially. We are seeking to apply our knowledge of the military and industrial markets to develop applications of our Andrea Anti-Noise technologies for these markets. We cannot, however, assure you that these efforts will succeed, and we do not expect any material revenues from such new products for the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

     We make certain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, throughout this Prospectus and in the documents we incorporate by reference into this Prospectus. The words "anticipates," "believes," "estimates," "expects," "intends," "plans," "seeks," variations of such words, and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations, estimates and projections about our business and industry, our beliefs and certain assumptions made by our management. Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties including economic, competitive, governmental, technological and other factors which may affect our business and prospects. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Important factors which could cause our actual results to differ materially from the forward-looking statements in this Prospectus include, but are not limited to, those identified in this Prospectus under "Risk Factors" and those described in Management's Discussion and Analysis of Financial Conditions and Results of Operations in our Form 10-K for the fiscal year ended December 31, 1998, the Form 10-Q for the quarter ended March 31, 1999, the Form 10-Q for the quarter ended June 30, 1999, and in any other filings which are incorporated by reference in this Prospectus.

     You should read this Prospectus and the documents that we incorporate by reference into this Prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                               RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider carefully, along with other factors, the following risks and should consult with your own legal, tax and financial advisors.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATION

     Our results of operations have historically been and are subject to continued substantial annual and quarterly fluctuations. The causes of these fluctuations include, among other things:

- the volume of sales of our products under our collaborative marketing arrangements;

-    the mix of products we sell;

-    the mix of distribution channels we use;

- the timing of our new product announcements and releases and those of our competitors;

- fluctuations in the computer and communications hardware and software marketplace; and

-    general economic conditions.

     We cannot assure that the level of sales and gross profit, if any, that we achieve in any particular fiscal period will not be significantly lower than in other fiscal periods. Our revenues for the year ended December 31, 1998 were approximately $21.3 million compared to approximately $26.4 million in calendar 1997. For the year ended December 31, 1998, we had a net loss of approximately $6.4 million versus net income of $3.4 million for the year ended December 31, 1997. For the first six months ended June 30, 1999, our revenues were approximately $9 million compared to revenues of approximately $8.8 million over the same period in 1998. For the first six months ended June 30, 1999, we had a net loss of approximately $3.5 million compared to a net loss of approximately $1.5 million in the same period in 1998.

     While we are examining opportunities for cost-reduction, production efficiencies and further diversification of our business, we may continue to accumulate losses and the market price of our common stock could decline. In order to remain competitive, we intend to continue to incur substantial research and development, marketing and general and administrative expenses. These expenses may not be necessarily or easily reduced if sales revenue is below expectations and, therefore, net income or loss may be disproportionately affected by any reduction in sales revenue. Accordingly, we believe that period-to-period comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

     The market price of our common stock has historically been highly volatile and could be subject to wide fluctuations in response to quarterly and annual variations in our results of operations, losses of significant customers, announcements of technological innovations or new products by us or our competitors, changes in the outlook of our industry, our company and our competitors by securities analysts, or other events or factors, including the risk factors described in this Report. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies.

MEETING OUR FUTURE CAPITAL NEEDS MAY ADVERSELY AFFECT OUR BUSINESS AND BE DILUTIVE TO EXISTING SHAREHOLDERS

Our future capital requirements will depend on numerous factors, including:

- the costs associated with developing, manufacturing and commercializing our products;

- maintaining existing, or entering into future, collaborative marketing and distribution agreements;

-    protecting intellectual property rights; and

- expanding facilities and consummating possible future acquisitions of technologies, products or businesses.

     From time to time during the past several years, we have raised additional capital from external sources. We may continue to have to raise additional capital from external sources. These sources may include private or public financings through the issuance of debt, convertible debt or equity, or collaborative arrangements. We cannot assure that additional capital will be available on favorable terms, if at all. If adequate funds are not available, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to certain of our products, technologies or potential markets, which would have a material adverse effect on our business, results of operations and financial condition. To the extent that additional capital is raised through the sale of equity, the issuance of such securities would result in ownership dilution to our existing stockholders. In June 1999, we sold $7.5 million of Series B Convertible Preferred Stock and a related warrant for 75,000 shares of our common stock and, under certain conditions, we have the right to sell up to an additional $7.5 million of Series B Convertible Preferred Stock and warrants for up to 75,000 shares of our common stock. We cannot assure that such conditions will be satisfied or, if they are, that we will sell any additional Series B Convertible Preferred Stock or warrants.

SHARES ELIGIBLE FOR FUTURE SALE MAY HAVE AN ADVERSE EFFECT ON MARKET PRICE; YOU MAY EXPERIENCE SUBSTANTIAL DILUTION

     Sales of a substantial number of shares of our common stock in the public market could have the effect of depressing the prevailing market price of the our common stock. Of the 25,000,000 shares of common stock presently authorized, 13,232,538 were outstanding as of September 10, 1999. This does not include (i) 4,703,000 shares of our common stock reserved for issuance upon exercise of outstanding options granted under our 1991 Performance Equity Plan and 1998 Stock Plan, (ii) 3,000 shares of common stock reserved for issuance pursuant to securities exercisable or exchangeable for, or convertible into, shares of common stock and (iii) 2,581,680 shares of common stock reserved for issuance upon conversion of the Series B Convertible Preferred Stock and exercise of the related warrant. In addition, we have 543,000 shares of common stock available for further option grants under the 1998 Stock Plan. To the extent that the Series B Convertible Preferred Stock is converted, the related warrant is exercised, such options are exercised or we issue additional shares of capital stock, the ownership interests of holders of common stock would be diluted.

     We have 750 shares of Series B Convertible Preferred Stock and a warrant for 75,000 shares of common stock outstanding and, subject to certain conditions and limitations, we have the right during the six month period beginning March 14, 2000 to sell to the current holder of Series B Convertible Preferred Stock up to an additional 750 shares of Series B Convertible Preferred Stock and a warrant for up to an additional 75,000 shares of common stock. The number of shares of common stock issuable upon the conversion of the Series B Convertible Preferred Stock depends on the prices of the common stock as quoted on the American Stock Exchange shortly before the date of conversion. We cannot predict the price of the common stock in the future. Based on an assumed conversion date of September 10, the applicable conversion price for the Series B Convertible Preferred Stock would be $5.3125. If all of the 750 shares of Series B Convertible Preferred Stock outstanding were converted at this conversion price (without regard to any limitations on conversion) and assuming the 4% additional amount were paid in shares of common stock, the Series B Convertible Preferred Stock would be convertible into 1,424,760 shares of common stock, or 10.8% of the outstanding shares of common stock as of September 10, 1999. If the price of our common stock decreases over time, the number of shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock will increase and the holders of common stock would experience substantial dilution of their investment.

     In connection with the Series B Convertible Preferred Stock, the following risks are associated with conversions:

- because the variable conversion price of the Series B Convertible Preferred Stock is a function of the market price of the common stock upon conversion, the lower the price of the common stock at the time the holder converts, the greater number of shares of common stock received upon conversion;

- to the extent that common stock received upon conversion is sold into the market, and disregarding the manner in which such shares are sold as well as any other factors such as reactions to our operating results and general market conditions which may be operative in the market at such time, such sales may cause a decrease in the market price of the common stock, which in turn, relative to additional conversions of the Series B Convertible Preferred Stock, would reduce the variable conversion price and, if such variable conversion price were lower than the fixed conversion price, increase the number of shares of common stock issued upon future conversions, the sales of which may further decrease the market price for the common stock;

- short sales of the common stock may be attracted by or accompany conversions and sales of common stock from conversions, which sales in the aggregate could cause downward pressure upon the price of the common stock, excluding the effect of other market factors possibly operative at the time, thereby attracting additional short sales of the common stock; and

- conversions of the Series B Convertible Preferred Stock may result in substantial dilution of the interests of the other holders of common stock. While the holder of the Series B Convertible Preferred Stock is prohibited from converting its holdings of the Series B Convertible Preferred Stock if after giving effect to such conversion it would beneficially own in excess of 4.99% of the outstanding shares of our common stock following such conversion, this ownership limitation only applies to shares of common stock held at one time and does not prevent the holder from converting and selling some of its holdings and then later converting the rest of its holdings.


     In addition, in May 1998 we issued 1,800,000 shares of common stock as part of the consideration for our acquisition of Lamar Signal Processing, Ltd., of which 1,200,000 shares of common stock are subject to trading restrictions that expire with respect to 600,000 shares in May 2000 and 600,000 in May 2001. As the restrictions expire, the shares are subject to demand and piggyback registration rights. The remaining 600,000 shares, of which 582,120 are being offered hereby, became freely tradable on May 5, 1999 by persons other than "affiliates" of the Company, as defined under the Securities Act of 1933, as amended.



     All of the shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the related warrant, the 582,120 currently outstanding shares of common stock offered hereby and the remaining 17,880 unrestricted shares of common stock issued in connection with the acquisition of Lamar Signal Processing, Ltd. will be freely tradable without restriction under the Securities Act of 1933, as amended, by persons other than "affiliates" of the Company, as defined under the Securities Act.


WE MUST INCREASE SALES AND PROFITABILITY OF OUR PRODUCTS AND COMMERCIALIZE NEW PRODUCTS

     Our business, results of operations and financial condition depend on successful commercialization of our Andrea Anti-Noise products and technologies. Sales of the initial Andrea Anti-Noise products began in 1995, and since 1995 we have been expanding the number of products in this line. The success of these products is subject to the risks frequently encountered by companies in an early stage of product commercialization, particularly companies in the computing and communications industries. To achieve increased sales and profitability, we must, among other things:

-    increase market acceptance of our Andrea Anti-Noise products;

- respond effectively to competitive pressures with the timely introduction of new Andrea Anti-Noise products; and

-    successfully market and support these products.

     We cannot assure that we will achieve or sustain significant sales or profitability of our Andrea Anti-Noise products. Failure to do so would have a material adverse effect on our business, results of operations and financial condition.

WE FACE INTENSE COMPETITION

     The markets in which we sell our Andrea Anti-Noise products and our traditional line of military and industrial products are highly competitive. Competition in the markets for our Andrea Anti-Noise products is based on:

-    varying combinations of product features;

-    quality and reliability of performance;

-    price;

-    marketing and technical support;

-    ease of use;

- compatibility with evolving industry standards and other systems and equipment;

-    brand recognition; and

-    development of new products and enhancements.

     Most of our current and potential competitors have significantly greater financial, technology development, marketing, technical support and other resources than we do. Consequently, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, and sale of their products than we can. We cannot assure that one or more of these competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

     In the markets for our traditional products, we often compete with major defense electronics corporations as well as smaller manufacturing firms which specialize in supplying products and technologies for specific military initiatives. Our performance in this market is further subject to several factors, including:

-    dependence on government appropriations;

-    the time required for design and development;

-    the complexity of product design;

-    the rapidity with which product designs and technology become obsolete;

-    the intense competition for available business; and

-    the acceptability of manufacturing contracts by government administrators.

     We believe that our ability to compete successfully will depend upon our capability to:

-    develop and maintain advanced technology;

-    develop proprietary products;

-    attract and retain qualified personnel;

- obtain patent or other proprietary protection for our products and technologies; and

- manufacture, assemble and successfully market products, either alone or through third parties.

     We cannot assure that we will be able to compete successfully, and failure to do so would have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE UNABLE TO OBTAIN MARKET ACCEPTANCE OF OUR VOICE INTERFACE AND INTERNET COMMUNICATIONS PRODUCTS

     We and our competitors are focused on developing and commercializing products and technologies that enhance the use of voice, particularly in noisy environments, for a broad range of computer and communications applications. The markets for these products and technologies have only recently begun to develop, are rapidly evolving, are characterized by a number of competitors, and are subject to a high level of uncertainty. Broad market acceptance of these products and technologies is critical to our success and ability to generate revenues. We cannot assure that we, or our industry in general, will be successful in obtaining market acceptance of products and technologies. Failure to do so would have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE UNABLE TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW PRODUCTS AND TECHNOLOGIES

     The markets for our products are characterized by rapidly changing technology, and the introduction of products incorporating new technologies could render our products obsolete and unmarketable and could exert price pressures on existing products. In particular, we are currently engaged in the development of digital signal processing products and technologies for the voice, speech and natural language interface markets. As part of this effort, we have established our Andrea Digital Technologies subsidiary in the United States and have acquired Lamar Signal Processing Ltd., in Israel. We cannot assure that we will succeed in developing these new DSP products and technologies, or that any such new DSP products or technologies will gain market acceptance. Further, the markets for our products and technologies are characterized by evolving industry standards and specifications that may require us to devote substantial time and expense to adapt our products and technologies. We cannot assure that we will successfully anticipate and adapt in a cost effective and timely manner to changes in technology and industry standards, develop, introduce and gain market acceptance of new and enhanced products and technologies, as well as additional applications for existing products and technologies, or that the introduction of new products or technologies by others will not render our products and technologies obsolete. Our failure to develop new and enhanced products and technologies would have a material adverse effect on our business, results of operations and financial condition.

OUR SUCCESS IS HIGHLY DEPENDENT ON OUR COLLABORATIVE MARKETING ARRANGEMENTS

     We have entered into several collaborative and distribution arrangements with software publishers and computer hardware manufacturers relating to the marketing and sale of Andrea Anti-Noise products. Under these collaborative arrangements, our products are sold to end users through inclusion of the products of our collaborators. The revenue derived by us from these arrangements will be based in large part upon the sale of our collaborator's products. Our success will therefore be dependent to a substantial degree on the efforts of these collaborators in marketing existing products and new products under development with which to include our products and technologies. We cannot assure that any product of any of our collaborators incorporating our products and technologies will be marketed successfully. Our collaborators generally are not contractually obligated to any minimum level of sales of our products or technologies. Furthermore, our collaborators may develop their own microphone or earphone products or technologies that compete with our products and technologies. We cannot assure that these collaborators will not replace our products or technologies with, or give higher priority to, the sales of these competitive products or technologies. We have also established direct arrangements with large electronic and computer retail chains in the United States, as well as with certain distributors in Europe and the Americas. We cannot assure that any of these channels will devote sufficient resources to support the sale of our products. We are also currently discussing additional arrangements with other software companies, several major personal computer companies, consumer electronic manufacturers, and electronic and computer retailers. We cannot assure that any of these discussions will result in any definitive agreements.

WE DEPEND ON A SINGLE CUSTOMER FOR A SUBSTANTIAL PORTION OF OUR SALES

     We are substantially dependent on our product procurement relationship with IBM. During the years ended December 31, 1996, 1997 and 1998, IBM and certain of IBM's affiliates, distributors, licensees and integrators accounted for 46%, 56% and 61%, respectively, of our sales revenue. While we are a party to a procurement agreement with IBM covering the purchase by IBM of certain of our Andrea Anti-Noise microphone and earphone products for inclusion with certain of IBM's personal computer products, IBM is not obligated to purchase these products and is free to purchase microphone and earphone products and technologies from our competitors. Our failure to maintain sales of Andrea Anti-Noise products to IBM would have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO MAINTAIN NEEDED CONTRACT MANUFACTURING

     We conduct assembly operations at our facility in New York and through subcontractors. During initial production runs of Andrea Anti-Noise products, we perform assembly operations at our New York facility from purchased components. As sales of any particular Andrea Anti-Noise product increase, assembly operations are primarily transferred to a subcontractor in Asia. Any failure on the part of this subcontractor to meet our production and shipment schedules could have a material adverse effect on our business, results of operations and financial condition.

     Most of the components for the Andrea Anti-Noise products are available from several sources and are not characteristically in short supply. However, certain specialized components for the Andrea AntiNoise products, such as microphones and DSP boards, are available from a limited number of suppliers and subject to long lead times. While we have, to date, been able to obtain sufficient supplies of these more specialized components, we cannot assure that we will continue to be able to do so. Shortages of, or interruptions in, the supply of these more specialized components could have a material adverse effect on our sales of Andrea Anti-Noise products.

     We assemble traditional intercom products at our New York facility from purchased components. Certain highly specialized components for our traditional intercom products sold for military and industrial use have limited sources of supply, the availability of which can affect certain of our projects. While we do not believe that our results of operations have been, or will be, materially affected if such components are unavailable, we cannot assure that this will continue to be the case.

WE RELY ON PATENTS AND PROPRIETARY RIGHTS THAT MAY FAIL TO PROTECT OUR BUSINESS

     We rely on a combination of patents, patent applications, trade secrets, copyrights, trademarks, nondisclosure agreements with our employees, licensees and potential licensees, limited access to and dissemination of our proprietary information, and other measures to protect our intellectual property and proprietary rights. We cannot assure, however, that the steps we have taken to protect our intellectual property will prevent its misappropriation or circumvention.

     We have been granted 12 patents in the United States covering our Andrea Anti-Noise technology, and we have other U.S. and non-U.S. patent applications currently pending. We cannot assure that patents will be issued with respect to these applications or any patent applications filed by us in the future.

     Numerous patents have been granted in the fields of noise cancellation, noise reduction, computer voice recognition and related subject matter. We expect that products in these fields will increasingly be subject to claims under these patents as the numbers of products and competitors in these fields grow and the functionality of products overlap. Moreover, the laws of other countries do not protect our proprietary rights to our technologies to the same extent as the laws of the United States.

     We cannot assure:

- that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated, or circumvented by others;

- that the patents or proprietary rights of others will not have an adverse effect on our ability to do business;

- that we will be able to obtain licenses to patents of others, if needed, on acceptable terms or at all; or

- that we will be able to develop additional patentable technology that may be needed to successfully commercialize our existing technologies.


WE ARE SUBJECT TO LITIGATION RELATING TO OUR BUSINESS



     From time to time to we are subject to litigation incidental to our business. For example, we are subject to the risk of adverse claims, interference proceedings before the U.S. Patent and Trademark Office, oppositions to patent applications outside the United States, and litigation alleging infringement of the proprietary rights of others. Litigation to establish the validity of patents, to assert infringement claims against others, and to defend against patent infringement claims can be expensive and time-consuming, even if the outcome is in our favor. As more fully disclosed in "Item 3. Legal Proceedings" in our Annual Report on Form 10-K for the year ended December 31, 1998, on November 17, 1998 a complaint was filed against us in the U.S. District Court for the Eastern District of New York by NCT Group, Inc. ("NCT") and NCT Hearing Products, Inc., one of NCT's subsidiaries, requesting a declaration that two of our patents, which relate to certain active noise reduction technology applicable to aircraft passenger headphones, are invalid and unenforceable and that these patents are not being infringed by NCT's products. The complaint also seeks to enjoin us from engaging in certain alleged activities and seeks compensatory damages of not less than $5 million, punitive damages of not less than $50 million and plaintiffs' costs and attorneys' fees. On December 30, 1998, we filed and served an answer to the NCT complaint, denying the allegations and asserting affirmative defenses and counterclaims. The counterclaims seek injunctive relief for patent infringement, trademark infringement, false designation of origin and unfair competition. We are also seeking exemplary and punitive damages, prejudgment interest on all damages, costs, reasonable attorneys' fees and expenses. While we believe that NCT's allegations are without merit and we intend to mount a vigorous defense, if this suit is ultimately resolved in favor of NCT, we could be materially adversely effected.



     In addition, as previously reported in "Item 3. Legal Proceedings" in our Annual Report on Form 10-K for the year ended December 31, 1998, we were notified about a claim with respect to environmental matters in connection with a site where we have been identified as a potential responsible party under federal and state environmental laws and regulations. On September 24, 1999, we were served with a complaint in this matter by Mark J Mergler and Ann Mergler seeking $1 million in compensatory damages. The complaint was filed in the Supreme Court of the State of New York, County of Nassau. We cannot assure that the ultimate outcome of this matter will not have a material adverse effect on us, but based on a preliminary review we believe that the suit is without merit and we intend to mount a vigorous defense.

OUR INTERNATIONAL OPERATIONS MAY BE SUBJECT TO CERTAIN RISKS

     We have been seeking to increase our sales to regions outside the United States, particularly in Europe and certain areas in the Americas and Asia. For the year ended December 31, 1998, sales to customers outside the United States accounted for approximately 31% of our sales revenue and for the first quarter ended March 31, 1999, such sales accounted for approximately 41% of our sales revenue. International sales and operations are subject to a number of risks, including:

-    trade restrictions in the form of license requirements;

-    restrictions on exports and imports and other government controls;

-    changes in tariffs and taxes;

-    difficulties in staffing and managing international operations;

-    problems in establishing or managing distributor relationships;

-    general economic conditions; and

-    political and economic instability or conflict.

     To date, we have invoiced our international sales in U.S dollars, and have not engaged in any foreign exchange or hedging transactions. We cannot assure that this will continue to be the case. If we are required to invoice any material amount of international sales in non-U.S. currencies, fluctuations in the value of non-U.S. currencies relative to the U.S. dollar may adversely affect our business, results of operations and financial condition or require us to incur hedging costs to counter such fluctuations.

YEAR 2000 ISSUES COULD CAUSE INTERRUPTION OR FAILURE OF OUR COMPUTER SYSTEM

     We are currently upgrading our information systems to accomplish several objectives, including, among others, satisfaction of Year 2000 computing requirements. We are currently assessing the ability of this upgrade to properly address Year 2000 criteria, and we will be conducting significant transaction testing throughout the upgrade process. We do not anticipate any material deficiencies and, further, we do not anticipate difficulty or significant additional expense in achieving full Year 2000 capability. The Year 2000 issue is expected to affect the systems of various entities with which we interact, including our marketing partners, suppliers, and various vendors, and we are currently seeking to assess the efforts of these entities to satisfy Year 2000 computing requirements. While we believe that our own upgraded information systems will satisfy Year 2000 computing requirements, we cannot assure that the systems of these other entities will do so in a timely manner. A failure by any of these systems to satisfy Year 2000 computing requirements in a timely manner, or in a manner that is incompatible with our systems, could have a material adverse effect on our business, results of operations and financial condition.

QUALIFIED MANAGERIAL AND TECHNICAL PERSONNEL ARE SCARCE IN OUR INDUSTRY

     Our performance is substantially dependent on the performance of our executive officers and key employees. We are dependent on our ability to retain and motivate high quality personnel, especially management and product and technology development teams. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition. Our future success also depends on our continuing ability to attract and retain additional highly qualified technical personnel. Competition for qualified personnel is intense and we cannot assure that we will be able to attract, assimilate or retain qualified personnel in the future. Our inability to attract and retain the necessary technical and other personnel could have a material adverse effect on our business, results of operations and financial condition.

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND NEW YORK LAW MAY ADVERSELY AFFECT OUR STOCKHOLDERS

     The New York Business Corporation Law, our Certificate of Incorporation and our Series A Junior Participating Preferred Stock each contain certain provisions which may, in effect, deter, or make difficult, a change in control, merger or other acquisition of Andrea. For example, our Board of Directors may issue up to 4,974,250 shares of preferred stock without any stockholder vote or action. The preferred stock could have voting, liquidation, dividend and other rights superior to those of our common stock, and, therefore, any issuance of preferred stock could adversely affect the rights of holders of our common stock.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK

     We have not paid any cash dividends on our common stock and do not expect to pay any cash dividends on our common stock in the foreseeable future.

                               USE OF PROCEEDS

    All of the shares of common stock offered hereby are being offered for the account of the selling stockholders. We will not receive any proceeds from the sale by the selling stockholders of the common stock hereunder.


                             SELLING STOCKHOLDERS


     The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of them as of September 10, 1999, calculated in the manner described below, the number of shares which may be offered pursuant to this prospectus and the number of shares and percentage of class to be owned by each selling stockholder after this offering. With the exception of Joseph Marash who, since May 5, 1998, has been employed by the Company as a General Manager of Lamar Signal Processing, Ltd., and Baruch Berdugo who, since May 5, 1998, has been an employee of Lamar Signal Processing, Ltd., none of the selling stockholders has held any position or office or has had any other material relationship with the Company or any of its affiliates within the past three years other than as a result of his or her ownership of shares of equity securities. This information is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided.



     The number of shares set forth in the third column of the table represents an estimate, as of July 16, 1999, of the number of shares of common stock to be offered by the selling stockholders and includes (i) in the case of the first selling stockholder listed below, 200% of the common stock issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the related warrant held by such selling stockholder (without regard to any limitations on conversion), and (ii) in the case of the other selling stockholders listed below, 33.3% of the common stock held by such selling stockholder that was issued in connection with the acquisition of Lamar Signal Processing, Ltd. The information set forth in the table assumes conversion of the Series B Convertible Preferred Stock and exercise of the warrant as of July 16, 1999, and assumes a conversion price of $6.1875.


     The actual number of shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the warrant is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time, including, among other factors, the future market price of the common stock.

     Pursuant to its terms, the Series B Convertible Preferred Stock and the warrant issued in connection therewith are convertible or exercisable by the Series B Holder only to the extent that the number of shares of common stock thereby issuable, together with the number of shares of common stock owned by the Series B Holder and its affiliates (but not including shares of common stock underlying unconverted or unexercised options, warrants or convertible securities) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Accordingly, the number of shares of common stock set forth in the table as beneficially owned by the Series B Holder before and after the offering may exceed the number of shares of common stock that it could own beneficially at any given time as a result of their ownership of the Series B Convertible Preferred Stock and the warrant issued in connection therewith.


     The 582,120 shares of common stock currently outstanding which are being offered by the selling stockholders hereunder are part of 1,800,000 shares of common stock issued as consideration for our acquisition of Lamar Signal Processing, Ltd. 1,200,000 shares of such common stock are subject to trading restrictions that expire with respect to 600,000 shares in May 2000 and 600,000 shares in May 2001. The remaining 17,880 shares of common stock issued in connection with such acquisition were no longer subject to such trading restrictions as of May 5, 1999.

     Except as set forth in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.

     The "Shares Beneficially Owned After the Offering" column assumes the sale of all shares offered. The "Percentage of Class" column is based on 13,232,538 shares of common stock outstanding as of September 10, 1999.


                                                           SHARES
                            SHARES                      BENEFICIALLY
                         BENEFICIALLY   SHARES OFFERED      OWNED
                        OWNED PRIOR TO     BY THIS          AFTER     PERCENTAGE
SELLING STOCKHOLDER      THE OFFERING    PROSPECTUS     THE OFFERING   OF CLASS
-------------------     -------------   -------------   ------------  ----------
HFTP Investment LLC(1)    1,290,840       2,581,680            --           --

Joseph Marash(2)            512,733         170,911         341,822        2.6%

Remano B.V.(3)              512,733         170,911         341,822        2.6%

Cherry Hill LLC(4)          144,738         48,246           96,492         *

Marla LLC(5)                144,663         48,221           96,442         *

More Capital
    Services, Inc.(6)       106,920         35,640           71,280         *

Knighthawk
    Investment LLC (7)       98,904         32,968           65,936         *

Ventnor LLC(8)               92,835         30,945           61,890         *

Baruch Berdugo(9)            89,100         29,700           59,400         *

Ze'ev Steiner(10)            43,734         14,578           29,156         *

                       --------------  --------------   ------------  ----------
          TOTALS          3,037,200      3,163,800             --           --

-----------------------------
  *  Represents less than 1%.

 (1) Includes up to 2,431,680 shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock and up to 150,000 shares of common stock issuable upon the exercise of the warrant issued in connection therewith held of record by HFTP Investment LLC. Promethean Investment Group LLC is the investment manager of HFTP Investment LLC and consequently has voting control and investment discretion over securities held by HFTP Investment LLC. Promethean Investment Group LLC is indirectly controlled by James F. O'Brien. Each of Mr. O'Brien and Promethean Investment Group LLC disclaims beneficial ownership of the shares beneficially owned by HFTP Investment LLC.


 (2) Includes (i) 170,911 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 170,911 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 128,182 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.



 (3) Includes (i) 170,911 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 170,911 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 128,182 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.




 (4) Includes (i) 48,246 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 48,246 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 36,183 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.



 (5) Includes (i) 48,221 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 48,221 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 36,168 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.



 (6) Includes (i) 35,640 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 35,640 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 26,730 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.



 (7) Includes (i) 32,968 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 32,968 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 24,725 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.



 (8) Includes (i) 30,945 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 30,945 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 23,209 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.



 (9) Includes (i) 29,700 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 29,700 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 22,275 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.



 (10) Includes (i) 14,578 shares of common stock subject to trading restrictions that expire on May 5, 2000 and (ii) 14,578 shares of common stock subject to trading restrictions that expire on May 5, 2001, of which 10,936 shares of common stock are held in escrow by LaSalle National Bank until May 5, 2000.


     The selling stockholders, their associates and affiliates may from time to time be customers of, engage in transactions with, and/or perform services for us or our subsidiaries in the ordinary course of business.

                           DESCRIPTION OF CAPITAL STOCK

     As of September 10, 1999, our authorized capital stock totaled 30,000,000 shares, consisting of:

     (1) 25,000,000 shares of common stock, par value $.50 per share, of which 13,232,538 shares were issued and outstanding; and

     (2) 5,000,000 shares of preferred stock, par value $.01 per share, of which (A) 25,000 shares were designated Series A Junior
          Participating Preferred Stock, none of which were issued and outstanding, (B) 1,500 shares were designated as Series B Convertible Preferred Stock, of which 750 shares were issued and outstanding, and (C) 4,973,500 shares of preferred stock which have not been designated.


     Of the 13,232,538 shares of common stock outstanding on September 10, 1999, this amount does not include (i) 4,703,000 shares of our common stock reserved for issuance upon exercise of outstanding options granted under our 1991 Performance Equity Plan and 1998 Stock Plan, (ii) 3,000 shares of common stock reserved for issuance pursuant to securities exercisable or exchangeable for, or convertible into, shares of common stock and (iii) 2,581,680 shares of common stock reserved for issuance upon conversion of the Series B Convertible Preferred Stock and exercise of the related warrant.


COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared, from time to time, by the Board of Directors, in its discretion, from funds legally available therefor.

     The holders of common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. Upon liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive all assets available for distribution to shareholders, subject to the rights of the holders of the Series B Convertible Preferred Stock and any holders of shares of other Preferred Stock that may be then outstanding. The holders of common stock are not subject to further calls or assessments by the Company. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Shares of Preferred Stock are issuable in one or more series at such time or times and for such consideration as the Board of Directors may determine, with all shares of any one series equal in rank and identical in all respects. Authority is expressly granted to our Board of Directors to fix from time to time, by resolution or resolutions providing for the establishment and/or issuance of any series of Preferred Stock, the designation of such series and the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof.

     We currently have designated two (2) series of Preferred Stock, a summary of the terms of which are set forth below. While we have no present intention to issue shares of any additional series of Preferred Stock, any such issuance could dilute the equity of the outstanding shares of common stock and could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, such Preferred Stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock.

     Series A Junior Participating Preferred Stock
     ---------------------------------------------

     Under our Shareholder Rights Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding as of the close of business on May 7, 1999. Each purchase right entitles the holder to purchase one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share, at an exercise price of $50. These purchase rights will not be exercisable unless a person or group acquires, or announces the intent to acquire, beneficial ownership of 20% or more of our common stock.

     Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to one thousand (1,000) votes on all matters submitted to a vote of our stockholders.

     Subject to the rights of the holders of any series of preferred stock ranking senior to the Series A Junior Participating Preferred Stock with respect to dividends, each holder of a share of Series A Junior Participating Preferred Stock, in preference to the holders of shares of common stock, will be entitled to a dividend equal to one thousand times any dividend declared per share of common stock.

     Upon any liquidation, dissolution or winding up, no distribution shall be made (1) to the holders of stock ranking junior to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of Series A Junior Participating Preferred Stock shall have received $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, to the date of such payment, provided that the holders of Series A Junior Participating Preferred Stock shall be entitled to receive an aggregate amount per share (subject to adjustment), equal to 1,000 times the aggregate amount to be distributed per share to holders of common stock, or (2) to the holders of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except distributions made ratably on the Series A Junior Participating Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such stock are entitled.

     In the case of any consolidation, merger, combination or other transaction in which shares of common stock are exchanged, each share of Series A Junior Participating Preferred Stock shall be similarly exchanged into an amount per share equal to one thousand (1,000) times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which each share of common stock is exchanged.

     The Series A Junior Participating Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of Preferred Stock. Whenever dividends or distributions payable on the Series A Junior Participating Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on the Series A Junior Participating Preferred Stock outstanding shall have been paid in full, we cannot:

     (i) declare or pay dividends, or make any other distributions, on any stock ranking junior to the Series A Junior Participating Preferred Stock;

     (ii) declare or pay dividends, or make any other distributions, on any stock ranking on a parity with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

     (iii) redeem or purchase or otherwise acquire any stock ranking junior to the Series A Junior Participating Preferred Stock, provided that we may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for any of our stock ranking junior to the Series A Junior Participating Preferred Stock; or

     (iv) redeem or purchase or otherwise acquire any Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as the Board of Directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

     The shares of Series A Junior Participating Preferred Stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions. The Series A Junior Participating Preferred Stock shall not be redeemable.

     Series B Convertible Preferred Stock
     ------------------------------------

     As of September 10, 1999, we had outstanding 750 shares of Series B Convertible Preferred Stock. Subject to certain conditions and limitations, we have the right on not more than two occasions during the six month period beginning March 14, 2000 to sell to the current holder of Series B Convertible Preferred Stock up to an additional 750 shares of Series B Convertible Preferred Stock (including a warrant for up to an additional 75,000 shares of common stock).

     Each share of Series B Convertible Preferred Stock, par value $0.01 per share, has a stated value of $10,000 plus an additional amount equal to 4% per annum, which sum is convertible into our common stock at a conversion price equal to the lower of (i) a fixed conversion price of $8.775 and (ii) a variable conversion price equal to the average of the two lowest closing bid prices of the common stock during the 15 consecutive trading days immediately preceding any conversion date. The 4% per annum additional amount with respect to each share of Series B Convertible Preferred Stock may, at our option, be paid in cash at the time of conversion. The number of shares of common stock issuable upon conversion is subject to adjustment, among other things: for stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the fixed conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the fixed conversion price, other than for certain previously outstanding securities and certain excluded securities. The shares of Series B Convertible Preferred Stock become convertible into common stock according to a vesting schedule, with 12.5% of the shares becoming convertible on October 17, 1999 and an additional 12.5% becoming convertible at the end of each succeeding 30-day period, subject to acceleration upon the occurrence of certain events. The 750 shares of Series B Convertible Preferred Stock outstanding will convert automatically into common stock at the applicable conversion price then in effect on June 18, 2004 (subject to extension), to the extent any shares remain outstanding.

     Pursuant to its terms, the Series B Convertible Preferred Stock and the warrant issued in connection therewith are convertible or exercisable by any holder only to the extent that the number of shares of common stock thereby issuable, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted or unexercised options, warrants or convertible securities) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

     In the event that we do not timely effect a conversion or reissuance of the remaining shares of Series B Convertible Preferred Stock, we are subject to certain liquidated damage penalties, adjustments to the applicable fixed conversion price and certain other penalties. In order to comply with the rules of the American Stock Exchange, we must obtain stockholder approval prior to issuing shares of common stock upon conversion of our Series B Convertible Preferred Stock in excess of 19.99% of our common stock outstanding as of June 18, 1999, the date of issuance of the Series B Convertible Preferred Stock. If the holders of the Series B Convertible Preferred Stock submit a conversion request and we are not able to issue the required amount of shares of common stock due to an inability to comply with such rules of the American Stock Exchange or upon certain other events, a Triggering Event (as defined below) would occur.

     We may be required, upon the occurrence of a Triggering Event or Major Transaction (as defined below), to redeem each share of Series B Convertible Preferred Stock at the greater of (a) $12,000 plus any additional amount of 4% per annum, or (b) the product of the applicable conversion rate in effect on the date of the Major Transaction, or the date a notice of redemption is delivered by the holder in the case of a Triggering Event, and the closing bid price of the common stock on the date of the public announcement of the Major Transaction, or, in the case of a Triggering Event, the trading date immediately preceding such date on which the Triggering Event occurred. Further, upon a Triggering Event, we must, if so directed by the holders of a majority of the Series B Convertible Preferred Stock then outstanding, issue in lieu of redemption, in exchange for such holder's Series B Convertible Preferred Stock, a senior secured note in the amount of the applicable redemption price of such holder's Series B Convertible Preferred Stock. The senior secured note shall have a term of one week, shall be senior to any other of our indebtedness and shall contain other mutually acceptable credit terms.

     A "Major Transaction" includes certain mergers, consolidations, tender offers, or the sale of substantially all the assets of the Company.

     A "Triggering Event" includes:

- failure of the registration statement covering the resale of the common stock issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the related warrant to be declared effective prior to December 15, 1999;

- the unavailability or lapse in the effectiveness of such registration statement for ten (10) consecutive trading days or an aggregate of fifteen
     (15) trading days per year;

- the suspension or halting from trading, suspension from listing or delisting of our common stock by the American Stock Exchange for five
     (5) consecutive trading days or for an aggregate of ten (10) trading days per year;

- our failure to comply with conversions of the Series B Convertible Preferred Stock within ten (10) trading days after a conversion notice is submitted;

- our inability to issue common stock upon conversion of the Series B Convertible Preferred Stock due to limitations imposed by the requirements of the American Stock Exchange;

- our failure to timely make any liquidated damage payment upon the occurrence of an Excluded Redemption Event (as defined below); and

- certain breaches of representations, warranties, covenants (that are not cured in fewer than ten (10) days) or terms of the documents delivered in connection with the purchase and sale of the Series B Convertible Preferred Stock which would have a material adverse effect on us.

     Notwithstanding the foregoing, the following events shall be excluded from the definitions of Major Transaction and Triggering Event (each, an "Excluded Redemption Event"):


- the failure of such registration statement to be declared effective prior to December 15, 1999, provided that we have used and continue to use our best efforts to have such registration statement declared effective;


- while such registration statement is required to be maintained effective, the effectiveness of such registration statement lapses or is unavailable for sale for a period of ten (10) consecutive trading days, provided that we have used our best efforts to maintain the effectiveness of such registration statement;

- the suspension or the delisting of the common stock from the American Stock Exchange for a period of five (5) consecutive days or for an aggregate of ten (10) trading days in any 365 day period, provided that we (A) have used our best efforts to maintain the listing of the common stock on such exchange or (B) have voluntarily delisted the common stock because we are not permitted to issue the common stock upon conversion of the Series B Convertible Preferred Stock due to limitations imposed by the requirements of the American Stock Exchange and we delist the common stock so that such limitations no longer apply; and

- a purchase, tender or exchange offer made to and accepted by the holders of more than 50% of the outstanding shares of common stock which is not approved or recommended by our Board of Directors.

     If an Excluded Redemption Event occurs, we may, at our option, either (1) redeem the Series B Convertible Preferred Stock at the applicable redemption price or (2) be subject to certain liquidated damage penalties and certain permanent adjustments to the applicable fixed conversion price.

     If we are unable to effect a redemption, interest will accumulate on the value of the Series B Convertible Preferred Stock that we are unable to redeem at the rate of 2.0% per month. Additionally, if we are unable to effect a redemption, the holders are also entitled to void their redemption notices and receive a reset of their applicable conversion price. The fixed conversion price on the Series B Convertible Preferred Stock would be reset to the lesser of (A) the fixed conversion price as in effect on the date the holders deliver notice to us of their intention to void their redemption notice and (B) the lowest closing bid price during the period beginning on the date the holders deliver the notice of redemption to us and ending on the date on which we receive notice that the holders intend to void such redemption notice.

     Additionally, upon advance notice, until June 18, 2000 we may redeem the shares of Series B Convertible Preferred Stock submitted for conversion but only if the conversion price for the shares submitted for conversion is less than or equal to $4.725 per share. If we elect to redeem such shares, the redemption price of each share of Series B Convertible Preferred Stock is equal to $11,000 plus any accrued additional amount of 4% per annum.

     The holders of the Series B Convertible Preferred Stock are not entitled to receive dividends. The holders are entitled to receive upon conversion, payable in cash or common stock at our election, a 4% per annum additional amount on the aggregate stated value per share of Series B Convertible Preferred Stock of $10,000.

     The holders of the Series B Convertible Preferred Stock have no voting rights except as provided by law, and except to the extent such holders own common stock.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up, the holders of the Series B Convertible Preferred Stock shall be entitled to receive in cash out of our assets, whether from capital or from earnings available for distribution to our stockholders, before any amount shall be paid to any class junior in rank to the Series B Convertible Preferred Stock, an amount per share of Series B Convertible Preferred Stock equal to $10,000 plus any additional amount of 4% per annum.

     The shares of Series B Convertible Preferred Stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the fixed conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the fixed conversion price, other than for certain previously outstanding securities and certain excluded securities.


WARRANTS

     In connection with the sale of the Series B Preferred Stock, we issued to the purchaser a warrant to purchase 75,000 shares of common stock. The warrant has an exercise price of $8.775 per share and expires on June 18, 2004 (subject to extension). The warrant is subject to certain anti-dilution provisions in the event we sell common stock or securities convertible or exercisable into common stock at a price less than $8.775, subject to adjustment.


NEW YORK ANTI-TAKEOVER LAW

     We are also subject to certain provisions of the New York Business Corporation Law (the "NYBCL") which relate to certain business combinations with an "interested shareholder" and prohibit any person from making a takeover bid for a New York corporation unless certain prescribed disclosure requirements are satisfied.

     Section 912 of the NYBCL provides, with certain exceptions, that a New York corporation may not engage in a "business combination", such as a merger, consolidation, recapitalization or disposition of stock, with any "interested shareholder" for a period of five years from the date that such persons first became an interested shareholder unless: (a) the transaction resulting in a person becoming an interested shareholder, or the business combination, was approved by the board of directors of the corporation prior to that person becoming an interested shareholder, (b) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder, or (c) the business combination meets certain valuation requirements for the stock of the New York corporation. An "interested shareholder" is defined as any person that (x) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or (y) is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the corporation's then outstanding voting stock. The provisions of Section 912 of the NYBCL apply if and for so long as a New York corporation has a class of securities registered under Section 12 of the Exchange Act, at least 25% of its total employees are employed primarily within New York, or at least 250 employees are so employed and at least 10% of our voting stock is owned beneficially by residents of the State of New York. We expect to continue to meet one or more of these tests and, accordingly, to be subject to
Section 912 of the NYBCL. Article 16 of the NYBCL provides that persons seeking to make takeover bids comply with certain registration and disclosure requirements.

                             PLAN OF DISTRIBUTION

     The selling stockholders, or pledgees, donees, transferees, or other successors in interest, may sell the common stock from time to time on the American Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

     (a) block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

     (c) an exchange distribution in accordance with the rules of such exchange;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

     (e)   privately negotiated transactions;

     (f)   short sales;

     (g)   through the writing of options on the shares;

     (h) one or more underwritten offerings on a firm commitment or best efforts basis; and

     (i)   any combination of such methods of sale.

     The selling stockholders may also transfer shares by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the common stock.

     In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share. To the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in the American Stock Exchange at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether such shares are covered by this prospectus.

     From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell short our common stock, and, in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover short sales.

     To the extent required under the Securities Act of 1933, as amended, the aggregate amount of selling stockholders' shares of common stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' shares of common stock, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the common stock sold by them may be deemed be underwriting discounts and commissions.

     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

     The selling stockholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of the selling stockholders or any other such person. The foregoing may affect the marketability of the shares.

     We have agreed to indemnify in certain circumstances the selling stockholders and the broker-dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The shares of common stock offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the common stock under the Securities Act of 1933, as amended. We have agreed to pay all reasonable legal expenses of the Series B Holder incident to the filing of this registration statement, other than underwriting discounts and commissions, and incurred in purchase of the Series B Convertible Preferred Stock and related warrant, up to a maximum of $50,000.

     We can not assure you that the selling stockholders will sell all or any portion of the common stock offered hereby.

     We will pay all expenses in connection with this offering and will not receive any proceeds from sales of any common stock by the selling stockholders.

                               LEGAL MATTERS

     Legal matters with respect to our common stock being offered hereby have been passed upon for us by our counsel, Brown & Wood LLP, New York, New York.


                                   EXPERTS

     The consolidated financial statements and schedules of the Company included in our Form 10-K and incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS TO ANY OF THE TIME SUBSEQUENT TO ITS DATE. HOWEVER, WE HAVE UNDERTAKEN TO AMEND THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART TO REFLECT ANY FACTS OR EVENTS ARISING AFTER THE EFFECTIVE DATE THEREOF WHICH INDIVIDUALLY OR IN THE AGGREGATE REPRESENT A FUNDAMENTAL CHANGE IN THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT. IT IS ANTICIPATED, HOWEVER, THAT MOST UPDATED INFORMATION WILL BE INCORPORATED HEREIN BY REFERENCE TO OUR REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "DOCUMENTS INCORPORATED BY REFERENCE."

     ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.




                                3,163,800 SHARES



                          ANDREA ELECTRONICS CORPORATION



                                  COMMON STOCK


                              ---------------------
                                   PROSPECTUS
                              ---------------------


                                October __, 1999

                              PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

Registration Fee - Securities and
 Exchange Commission                             $     4,988
American Stock Exchange Listing Fee                   17,500
Legal Fees and Disbursements*                         20,000
Accounting Fees and Disbursements*                     3,000
Legal Fees and Expenses in Connection
 with Blue Sky Filings*                                2,000
Miscellaneous*                                         2,512
                                                 -----------
Total                                            $    50,000

*Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 722 of the Business Corporation Law of the State of New York empowers a New York corporation to indemnify any person made, or threatened to be made, a party to any action or proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that such person, such person's testator or such person's intestate is or was a director or officer of the corporation, or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise, not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any action or proceeding by judgment, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise not opposed to, the best interests of the corporation, or had reasonable cause to believe that such person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 722 empowers a corporation to indemnify any person made or threatened to be made a party to any action in any of the capacities set forth above against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by such person in connection with the defense or settlement of such action or an appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise, not opposed to, the best interests of the corporation, except that indemnification is not permitted in respect of (1) a threatened action or pending action which is settled or otherwise disposed of or (2) any claim, issue, or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action was brought, or if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     Section 723 provides that a New York corporation is required to indemnify a person who has been successful, on the merits or otherwise, in the defense of an action described in Section 722.

     Section 721 provides that indemnification provided for by Section 722 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated.

     The Company's Certificate of Incorporation provides that the personal liability of the directors of the Company is eliminated to the fullest extent permitted by Section 402(b) of the Business Corporation Law of the State of New York. In addition, the By-Laws of the Company provide in substance that, to the fullest extent permitted by New York law, each director and officer shall be indemnified by the Company against reasonable expenses, including attorneys' fees, and any liabilities which such officer may incur in connection with any action to which such officer may be made a party by reason of being or having been a director or officer of the Company. The indemnification provided by the Company's By-Laws is not deemed exclusive of or in any way to limit any other rights which any person seeking indemnification may be entitled.

ITEM 16.  EXHIBITS.

A.  Exhibits

Exhibit
Number         Description
--------       -----------

  3.1* Certificate of Amendment to the Certificate of Incorporation of the Registrant.

  4.1* Securities Purchase Agreement, dated June 11, 1999, by and between HFTP Investment L.L.C. and the Registrant.

  4.2* Registration Rights Agreement, dated June 11, 1999, by and between HFTP Investment L.L.C. and the Registrant.

  4.3*         Form of Warrant by and between HFTP Investment L.L.C.
               and the Registrant.

  4.4** Stock Purchase Agreement, dated April 6, 1998, as amended on May 5, 1998, among Lamar Signal Processing, Ltd., its stockholders and the Registrant.

  5.1***       Opinion of Counsel


 23.1          Consent of Arthur Andersen LLP


 23.2***       Consent of Counsel (contained in Exhibit 5.1)

 24.1***       Power of Attorney relating to subsequent amendments

---------------------

     * Incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 22, 1999.

     ** Incorporated by reference to the Registrant's Current Report on Form 8-K, dated May 8, 1998.

     *** Previously filed.


B.   Financial Statements & Schedules

     All schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission either are not required under the related instructions or the information required to be included therein has been included in the financial statements of the Company.

ITEM 17.  UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities
     Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 12th day of October, 1999.

                                   ANDREA ELECTRONICS CORPORATION

                                   By: /s/ John N. Andrea
                                   ---------------------------------
                                    John N. Andrea
                                    Co-Chairman and Co-Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Frank A.D. Andrea, Jr.*   Chairman Emeritus of the Board    October 12, 1999
---------------------------      and Director
    Frank A.D. Andrea, Jr.

/s/ John N. Andrea            Co-Chairman, Co-Chief Executive   October 12, 1999
---------------------------      Officer and Director
    John N. Andrea

/s/ Douglas J. Andrea*        Co-Chairman, Co-Chief Executive   October 12, 1999
---------------------------      Officer and Director
    Douglas J. Andrea

/s/ Christopher P. Sauvigne*  President and Chief Operating     October 12, 1999
---------------------------      Officer
    Christopher P. Sauvigne

/s/ Patrick D. Pilch*         Executive Vice President,         October 12, 1999
---------------------------     Chief Financial Officer
    Patrick D. Pilch            and Director

/s/ Richard A. Maue*          Vice President, Controller        October 12, 1999
---------------------------     Treasurer and Secretary
    Richard A. Maue

/s/ Christopher Dorney*       Director                          October 12, 1999
---------------------------
    Christopher Dorney

/s/ Gary A. Jones*            Director                          October 12, 1999
---------------------------
    Gary A. Jones

/s/ Scott Koondel*            Director                          October 12, 1999
---------------------------
    Scott Koondel

/s/ Paul M. Morris*           Director                          October 12, 1999
---------------------------
    Paul M. Morris

/s/ Jack Lahav*               Director                          October 12, 1999
---------------------------
    Jack Lahav

/s/ John Larkin*              Director                          October 12, 1999
---------------------------
    John Larkin

*By:  /s/ John N. Andrea
----------------------------
(Signing under a Power of Attorney
previously field with the Securities
and Exchange Commission)


                                 EXHIBIT INDEX
                    (Pursuant to Item 601 of Regulation S-K)


Exhibit
Number         Description
--------       -----------

  3.1* Certificate of Amendment to the Certificate of Incorporation of the Registrant.

  4.1* Securities Purchase Agreement, dated June 11, 1999, by and between HFTP Investment L.L.C. and the Registrant.

  4.2* Registration Rights Agreement, dated June 11, 1999, by and between HFTP Investment L.L.C. and the Registrant.

  4.3*         Form of Warrant by and between HFTP Investment L.L.C.
               and the Registrant.

  4.4** Stock Purchase Agreement, dated April 6, 1998, as amended on May 5, 1998, among Lamar Signal Processing, Ltd., its stockholders and the Registrant.

  5.1***       Opinion of Counsel


 23.1          Consent of Arthur Andersen LLP


 23.2***       Consent of Counsel (contained in Exhibit 5.1)

 24.1***       Power of Attorney relating to subsequent amendments

---------------------

     * Incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 22, 1999.

     ** Incorporated by reference to the Registrant's Current Report on Form
8-K, dated May 8, 1998.

     *** Previously filed.

